(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 000-25346

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction before preparing form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                     .

PART I

REGISTRANT INFORMATION

Transaction Systems Architects, Inc.
Full name of registrant

Former name if applicable

120 Broadway, Suite 3350
Address of principal executive office (Street and number)

New York, New York 10271
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced and as described in the Current Report on Form 8-K of Transaction Systems Architects, Inc. (the “Company”) dated October 27, 2006, the Company’s Audit Committee initiated a voluntary review of the Company’s historical stock option grants for all periods from 1995 to present. The Audit Committee is being assisted by independent counsel and outside accounting experts in this review. While the review is not concluded, the Company has determined that measurement dates for accounting purposes differed from recorded dates for a number of awards beginning with the Company’s initial public offering in 1995 through fiscal year 2002. Under accounting principles in effect during this period, some of these differences required that non-cash charges be recorded to the extent that TSA’s stock price on the measurement dates were higher than the prices on the recorded dates. On October 27, 2006, the Board of Directors concluded that the Company’s financial statements and all earnings releases and similar communications issued by the Company relating to financial periods since fiscal year 1995 should no longer be relied upon. Because of the timing of the completion of the Audit Committee review, the Company requires additional time to complete an analysis of the accounting treatment for certain past stock option grants and to determine the extent of corrections that may be required to its previously reported financial results.

As a result of the foregoing, the Company will not file its Annual Report on Form 10-K for the year ended September 30, 2006 on the December 14, 2006 required filing date. The Company intends to continue to devote all available resources with the objective of filing its Form 10-K for such period as promptly as practicable.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Henry C. Lyons	(646)	348-6711
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐  No

However, the Company will not timely file its Current Report on Form 8-K/A, which would have amended the Current Report on Form 8-K dated October 2, 2006 to include the financial information required by Form 8-K in connection with the September 29, 2006 acquisition by the Company of P&H Solutions, Inc.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

No significant change in the results of operations from the fiscal 2005 period will be reflected in the Company’s fiscal 2006 Form 10-K, other than as is related to the Company’s historical stock option practices during prior fiscal periods discovered during the Audit Committee review or as otherwise reflected in the Company’s preliminary unaudited condensed consolidated balance sheet as of September 30, 2006 and its preliminary unaudited consolidated statement of operations and preliminary unaudited consolidated statement of cash flows for the fiscal year then ended.

Forward Looking Statements: This Notification of Late Filing on Form 12b-25 regarding Transaction Systems Architects, Inc. contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. Generally, forward-looking statements do not relate strictly to historical or current facts and may include words or phrases such as the Company “believes,” “will,” “expects,” “looks forward to,” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this report include, but are not limited to, statements regarding the:

•	Company’s desired timing regarding completion of the audit of its 2006 consolidated financial statements and filing of its Annual Report on Form 10-K;

•	estimated adjustments to stockholder’s equity as reflected in the Company’s balance sheets for prior period to reflect non-cash stock based compensation charges for prior fiscal periods; and

•	effect of the adjustments set forth above.

Any or all of the forward-looking statements may turn out to be wrong. They can be affected by the judgments and estimates underlying such assumptions or by known or unknown risks and uncertainties. These factors include, without limitation, the risk that additional information may arise from the preparation of the Company’s financial statements or other subsequent events that would require the Company to make additional adjustments than those described herein. Consequently, no forward-looking statement can be guaranteed. In addition, the Company disclaims any obligation to update any forward-looking statements after the date of this report.

All of the foregoing forward-looking statements are expressly qualified by the risk factors discussed in the Company’s filings with the Securities and Exchange Commission. For a detailed discussion of these risk factors, parties that are relying on the forward-looking statements should review the Company’s filings with the Securities and Exchange Commission, including the Company’s Form 10-K filed on December 14, 2005, the Company’s Form 10-Q filed on February 9, 2006, the Company’s Form 10-Q filed on May 10, 2006, the Company’s Form 10-Q filed on August 9, 2006 and specifically the section entitled “Factors That May Affect the Company’s Future Results or the Market Price of the Company’s Common Stock.”

Transaction Systems Architects, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2006	TRANSACTION SYSTEMS ARCHITECTS, INC.
	By:	/s/ Henry C. Lyons
	Name:	Henry C. Lyons
	Title:	Senior Vice President and Chief Financial Officer

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